

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 16, 2008

Via U.S. Mail and Fax

Mr. Wilson Russell
President, Principal Financial Officer
Northstar Electronics, Inc.
409 Granville Street, Suite 1455
Vancouver,Canada V6C 1T2

      RE: **Northstar Electronics, Inc.**
               Form 10-KSB/A for the year December 31, 2007
               Filed on September 11, 2008
               File no. 333-90031

Dear Mr. Russell:

      We have completed our review of the above filing, and do not, at this time, have any further comments.

               Sincerely,

               Terry French
               Accountant Branch Chief